November 26, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:      Jonathan E. Gottlieb
Chris Harley
Gustavo A. Rodriguez, Accounting Branch Chief
Mark S. Webb, Legal Branch Chief

Re:         Canwealth Minerals Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed October 22, 2013
File No. 333-189845

Ladies and Gentlemen:

We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 6, 2013 relating to Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-189845) (the “Registration Statement”) filed with the Commission on October 22, 2013 by Canwealth Minerals Corporation (the “Company”).  Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects the Staff’s comments and updates quarterly financial information to reflect September 30, 2013 numbers, is being filed concurrently herewith.  The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Description of Our Properties, page 16

1.
We note the new disclosure, in the first paragraph on page 17, that you will only be able to mine sand and gravel from one of your seven properties and therefore you do not expect to renew your mining claims relating to that property.  Please revise your disclosure in the summary and elsewhere to lower the number of properties (from seven to six) and the number of claims that you intend to mine for minerals (from 164) to reflect this.

In response to the Staff’s comment, the Company has amended its disclosure in Amendment No. 3 to remove the detailed discussion of the East Bay Gold property, leaving only a statement that the Company does not intend to renew its mining claims with respect to such property upon expiration in March 2014.  Also, the Company has adjusted the number of mining claims and mining properties that the Company expects to explore accordingly.

2.
We note your response to comment 11 from our letter dated October 4th, 2013.  Please forward to our engineer, as supplemental information and not as part of your filing, the results of any preliminary surface sampling performed on your property.  In this regard we note your disclosure referencing gold, silver, copper, rare earths, and other minerals throughout your disclosure.  If possible please provide this information on a CD, formatted as Adobe PDF files.  If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 12b-4 of Regulation 12B.

Securities and Exchange Commission
November 26, 2013

The Company has provided reports of preliminary surface sampling to the Staff’s mining engineer, as requested by the Staff.

Executive Officers and Directors, page 31

3.
We acknowledge your response to comment 15 of our letter to you dated October 3, 2013.  We note that Mr. McIntosh serves as your Principal Financial Officer and Principal Accounting Officer.  As required by Item 401(a) disclose the period during which Mr. McIntosh has served in those positions.  As required by Item 401(e) please disclosure whether or not he has any experience as a Principal Financial Officer and Principal Accounting Officer in a public company and his expertise in finance and accounting.

In response to the Staff’ s comment, the Company has amended its disclosure on page 30 of Amendment No.3.

The Company hereby respectfully requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of December 4, 2013 at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with the request for acceleration of effectiveness of the above-referenced Registration Statement, please be advised that the Company acknowledges to the Commission that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement, as amended, effective, it does not foreclose the Commission from taking any action with respect to such filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement, as amended, effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, as amended; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 26, 2013

If the Staff has any questions regarding Amendment No. 3 or otherwise, please do not hesitate to contact me at (514) 425-2020.

Very truly yours,

/s/ Garth McIntosh
Garth McIntosh President and Chief Executive Officer Canwealth Minerals Corporation